UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on February 6, 2026, titled “Clearmind Medicine Enters into Development Agreement to Advance Intranasal Formulation for its Proprietary Non-Hallucinogenic Neuroplastogen MEAI”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Clearmind Medicine Enters into Development Agreement to Advance Intranasal Formulation for its Proprietary Non-Hallucinogenic Neuroplastogen MEAI”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: February 6, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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